UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2024

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	11
4 |	Accounting policies	12
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	15
8 |	Revenue from sales and energy purchases	17
9 |	Expenses by nature	19
10 |	Other operating income (expense), net	20
11 |	Net finance costs	20
12 |	Basic and diluted earnings (loss) per share	21
13 |	Property, plant and equipment	22
14 |	Right-of-use assets	24
15 |	Inventories	24
16 |	Other receivables	24
17 |	Trade receivables	25
18 |	Financial assets at fair value through profit or loss	25
19 |	Cash and cash equivalents	25
20 |	Share capital and additional paid-in capital	26
21 |	Allocation of profits	26
22 |	Trade payables	26
23 |	Other payables	27
24 |	Borrowings	28
25 |	Salaries and social security taxes payable	30
26 |	Income tax and deferred tax	30
27 |	Tax liabilities	31
28 |	Provisions	31
29 |	Related-party transactions	32
30 |	Shareholders’ Meeting	32
31 |	Events after the reporting period	33

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
MEM	Wholesale Electricity Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: April 10, 2023

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF MARCH 31, 2024

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,852,251 treasury shares as of March 31, 2024 (Note 20).
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 20).

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the three-month period ended March 31, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.24	03.31.23

Revenue	8	276,157	270,771
Energy purchases	8	(160,419)	(195,559)
Distribution margin		115,738	75,212
Transmission and distribution expenses	9	(73,673)	(69,671)
Gross profit		42,065	5,541

Selling expenses	9	(41,175)	(29,861)
Administrative expenses	9	(24,066)	(22,716)
Other operating income	10	5,433	8,262
Other operating expense	10	(4,461)	(5,963)
Operating result		(22,204)	(44,737)

Financial income	11	115	5
Financial costs	11	(113,589)	(146,720)
Other financial results	11	(100,576)	11,638
Net financial costs		(214,050)	(135,077)

Monetary gain (RECPAM)		221,494	157,031

Loss before taxes		(14,760)	(22,783)

Income tax	26	65,627	(15,856)
Income (Loss) for the period		50,867	(38,639)

Comprehensive income (loss) for the period attributable to:
Owners of the parent		50,867	(38,639)
Comprehensive income (loss) for the period		50,867	(38,639)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	12	58.13	(44.16)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2024 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.24	12.31.23
ASSETS
Non-current assets
Property, plant and equipment	13	1,953,999	1,930,124
Interest in joint ventures		86	86
Right-of-use asset	14	6,249	5,367
Other receivables	16	3	4
Total non-current assets		1,960,337	1,935,581

Current assets
Inventories	15	76,248	60,369
Other receivables	16	53,231	51,621
Trade receivables	17	205,224	100,975
Financial assets at fair value through profit or loss	18	144,310	125,281
Cash and cash equivalents	19	25,207	13,840
Total current assets		504,220	352,086
TOTAL ASSETS		2,464,557	2,287,667

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2024 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.24	12.31.23
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	516,633	516,633
Treasury stock	20	31	31
Adjustment to treasury stock	20	11,077	11,077
Additional paid-in capital	20	7,150	7,150
Cost treasury stock		(42,365)	(42,365)
Legal reserve		35,814	35,814
Voluntary reserve		346,826	346,826
Other comprehensive loss		(5,256)	(5,256)
Accumulated losses		(154,584)	(205,451)
TOTAL EQUITY		716,201	665,334

LIABILITIES
Non-current liabilities
Trade payables	22	1,843	2,422
Other payables	23	277,657	240,963
Borrowings	24	127,285	67,236
Deferred revenue		20,621	20,430
Salaries and social security payable	25	3,887	3,713
Benefit plans		8,466	7,463
Deferred tax liability	26	660,176	725,803
Provisions	28	10,943	14,951
Total non-current liabilities		1,110,878	1,082,981
Current liabilities
Trade payables	22	458,837	365,329
Other payables	23	87,524	44,486
Borrowings	24	52,903	76,816
Deferred revenue		50	76
Salaries and social security payable	25	26,736	40,386
Benefit plans		578	876
Tax liabilities	27	7,816	7,033
Provisions	28	3,034	4,350
Total current liabilities		637,478	539,352
TOTAL LIABILITIES		1,748,356	1,622,333

TOTAL LIABILITIES AND EQUITY		2,464,557	2,287,667

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2022	875	516,581	31	11,129	7,086	(42,365)	35,814	346,826	-	(3,831)	(278,792)	593,354
Loss for the three-month period	-	-	-	-	-	-	-	-	-	-	(38,639)	(38,639)
Balance at March 31, 2023	875	516,581	31	11,129	7,086	(42,365)	35,814	346,826	-	(3,831)	(317,431)	554,715
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	64	-	-	64
Payment of Other Reserve Constitution - Share-based compensation plan	-	52	-	(52)	64	-	-	-	(64)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(1,425)	-	(1,425)
Income for the nine-month complementary period	-	-	-	-	-	-	-	-	-	-	111,980	111,980
Balance at December 31, 2023	875	516,633	31	11,077	7,150	(42,365)	35,814	346,826	-	(5,256)	(205,451)	665,334
Income for the three-month period	-	-	-	-	-	-	-	-	-	-	50,867	50,867
Balance at March 31, 2024	875	516,633	31	11,077	7,150	(42,365)	35,814	346,826	-	(5,256)	(154,584)	716,201

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.24	03.31.23
Cash flows from operating activities
Income (Loss) for the period		50,867	(38,639)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	24,977	23,621
Depreciation of right-of-use assets	14	1,623	1,037
Loss on disposals of property, plant and equipment	13	236	349
Net accrued interest	11	113,122	146,714
Income from customer surcharges	10	(4,224)	(3,885)
Exchange difference	11	2,434	527
Income tax	26	(65,627)	15,856
Allowance for the impairment of trade and other receivables	9	442	2,789
Adjustment to present value of receivables	11	1,160	368
Provision for contingencies	28	1,940	1,891
Changes in fair value of financial assets and financial liabilities	11	91,795	(17,820)
Accrual of benefit plans	9	3,838	3,531
Loss on integration in kind of Corporate Notes	11	975	-
Income from non-reimbursable customer contributions	10	(60)	(46)
Other financial costs	11	4,212	5,287
Monetary gain (RECPAM)		(221,494)	(157,031)
Changes in operating assets and liabilities:
Increase in trade receivables		(130,770)	(53,472)
Increase in other receivables		(17,740)	(26,232)
Increase in inventories		(11,197)	(5,248)
Increase in deferred revenue		154	4
Increase in trade payables		152,260	110,280
Increase (Decrease) in salaries and social security payable		1,538	(6,982)
Decrease in benefit plans		(294)	(1,311)
Increase in tax liabilities		3,166	2,587
Increase in other payables		25,286	2,382
Decrease in provisions	28	(610)	(368)
Net cash flows generated by operating activities		28,009	6,189

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2024

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.24	03.31.23
Cash flows from investing activities
Payment of property, plants and equipments		(42,704)	(34,590)
(Purchase) Sale net of Mutual funds and negotiable instruments		(47,770)	23,358
Net cash flows used in investing activities		(90,474)	(11,232)

Cash flows from financing activities
Proceeds from borrowings		79,592	25,813
Payment of lease liability		(2,410)	(1,714)
Payment of interests from borrowings		(1,406)	-
Payment of Corporate Notes issuance expenses		(2,336)	(884)
Net cash flows generated by financing activities		73,440	23,215

Increase in cash and cash equivalents		10,975	18,172

Cash and cash equivalents at the beginning of the year	19	13,840	7,695
Exchange difference in cash and cash equivalents		544	1,614
Result from exposure to inflation		(152)	(70)
Increase in cash and cash equivalents		10,975	18,172
Cash and cash equivalents at the end of the period	19	25,207	27,411

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 1 |	General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market) and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the first three-month period of 2024, the Company shows a significant improvement in its economic performance, as a consequence of the positive trend towards the sector’s normalization and closely related to the recent electricity rate increases and the prospect that the electricity rates will be periodically adjusted and subsidies will be reduced in the short term. This trend will allow for the improvement of the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.a), which resulted in an improvement in the Company’s gross profit for the current period.

Furthermore, supplementing Executive Order No. 70/2023 issued by the Executive Power, which provided for the economic, financial, fiscal, pension, tariff, healthcare, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, with the aim, as stated, of achieving fiscal balance, the bill entitled “Law of bases and starting points for the freedom of the Argentine people”, which included a comprehensive package of measures and provided, among other issues, for changes in energy-related regulations and the creation of a new regulatory entity, was introduced to Congress. The aforementioned bill was approved by the lower house of Congress with amendments, including tax and labor-related reforms, and is currently awaiting its release by the Senate committees.

The context of volatility and uncertainty continues at the date of issuance of these condensed interim financial statements. The reforms proposed by the new administration have begun, as mentioned in the preceding paragraph, to be discussed in the legislature. At this point in time it is not possible to predict the outcome of such discussions or if new measures will be announced. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service.

The Company’s condensed interim financial statements must be read in the light of these circumstances.

9

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with both the provision of the service and the need for additional investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, these condensed interim financial statements have been prepared using the ongoing concern basis of accounting.

Note 2 |	Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023:

a)	Electricity rate situation

On March 11, 2024, by means of Notes Nos. 2024-25658076 and 2024-24980062, the ENRE instructed the Company to apply the prices of SE Resolution No. 7/2024 from 12:00 AM on February 1, 2024 until the date on which ENRE Resolution No. 102/2024 -which provided for the 319.2% increase of the CPD- comes into effect, taking also into consideration the CPD approved by ENRE Resolution No. 241/2023.

Furthermore, on March 26, 2024, by means of Resolution No. 198/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2024, changing the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.

Additionally, on April 9, 2024, by means of Resolution No. 213/2024, the ENRE replaced the electricity rate values applicable to the self-administered metering system approved by ENRE Resolution No. 198/2024 for G1, G2 and G3 subcategories.

Finally, on May 8, 2024, by means of ENRE Resolution No. 270/2024, the Program for the Electricity Distribution Rate Review in 2024 is approved.

b)	Agreement on the Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

The Payment plan liability resulting from the two Agreements entered into by the Company and CAMMESA, including both financial components accrued and payments made, amounts to $244,070, and is disclosed in the Other payables account of the Statement of Financial Position.

The Payment plan relating to the agreement entered into on December 29, 2022 relates to progressively increasing installments at the interest rate in effect in the MEM, reduced by 50%, but whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year. The Payment plan relating to the agreement entered into on July 28, 2023 relates to installments adjusted in accordance with the development of the MWh value in effect. In particular, as of March 31, 2024, due to the electricity rate increase mentioned in caption a) of this Note, the debt relating to this Payment plan amounts to $ 167,417.

10

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

In the event that the ENRE fails to grant an increase in the VAD, the Company, based on the provisions of Article Six of the Memorandum of Agreement, could be forced to partially suspend payment of its current obligations. Due to that situation, the SE, in the event of a communication from CAMMESA, and after having demanded that the Company regularize its payment obligations, may at its sole discretion provide that the Memorandum of Agreement or any part thereof be terminated. In view of the present situation, the Company believes that the likelihood of this situation occurring is remote.

Furthermore, on May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to determine the amounts owed by distribution companies for energy purchased from the MEM, as well as the manner in which they are to be paid.

c)	Framework Agreement

On October 19, 2023, the ENRE validated receivables for $1,431 and $ 1,056 for electricity consumption between January and September 2023, which must be contributed by the Federal Government and the Province of Buenos Aires, respectively. At the date of issuance of these condensed interim financial statements, the Province of Buenos Aires’ contribution has not yet been credited.

Note 3 |	Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2024 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on May 10, 2024.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2023 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the three-month period ended March 31, 2024 and its comparative period as of March 31, 2023 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2023 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and March 31, 2023, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at March 31, 2024, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

11

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at March 31, 2024, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2024 - March 31, 2024 period was 51.6%.

Note 4 |	Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2023.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of March 31, 2024 and have been adopted by the Company:

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

New accounting standards issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

12

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

IFRS 18 replaces IAS 1 “Presentation of financial statements”, but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

Note 5 |	Financial risk management

Note 5.1 |	Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of March 31, 2024 and December 31, 2023, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.24	Total 12.31.23

ASSETS
CURRENT ASSETS
Other receivables	USD	26.6	855.000	22,743	32,118
Financial assets at fair value through profit or loss	USD	114.0	855.000	97,470	62,405
Cash and cash equivalents	USD	0.2	855.000	171	244
TOTAL CURRENT ASSETS				120,384	94,767
TOTAL ASSETS				120,384	94,767

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	148.4	858.000	127,285	67,236
TOTAL NON-CURRENT LIABILITIES				127,285	67,236
CURRENT LIABILITIES
Trade payables	USD	18.3	858.000	15,701	28,071
	EUR	1.0	929.557	930	814
	CHF	0.3	948.039	284	438
	CNY	9.7	120.818	1,172	-
Borrowings	USD	61.3	858.000	52,607	76,386
	CNY	2.6	113.910	296	430
Other payables	USD	1.4	858.000	1,222	1,712
TOTAL CURRENT LIABILITIES				72,212	107,851
TOTAL LIABILITIES				199,497	175,087

(1)	The exchange rates used are the BNA exchange rates in effect as of March 31, 2024 for United States dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

13

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2024 and December 31, 2023:

	LEVEL 1	LEVEL 2

At March 31, 2024
Assets
Other receivables
Transferred assets and in custody	21,840	-
Financial assets at fair value through profit or loss:
Negotiable instruments	3,029	-
Mutual funds	141,281	-
Cash and cash equivalents:
Mutual funds	22,097	-
Total assets	188,247	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	167,417
Total liabilities	-	167,417

	LEVEL 1	LEVEL 2
At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	30,939	-
Financial assets at fair value through profit or loss:
Negotiable instruments	891	-
Mutual funds	124,390	-
Cash and cash equivalents
Mutual funds	11,721	-
Total assets	167,941	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	90,955
Total liabilities	-	90,955

14

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2024 and December 31, 2023, except for both the Class No. 4 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 3% fixed margin (Note 24), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.b and 23), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note 6 |	Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2023.

Note 7 |	Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023, except for the following:

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

(i)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods):

On February 29, 2024 proof that the Company is unable to comply with the “Pay First” requirement due to the long-overdue readjustment of revenue, as with rates, which must be issued by the relevant authorities, was filed in the court record.

15

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

(ii)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods):

On February 22, 2024, the Company was served notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. The Company filed a federal extraordinary appeal (“recurso extraordinario federal”) with the Supreme Court of Justice, which was denied, and an appeal against the denial to admit the extraordinary appeal (“recurso de queja”), which is currently in process. The fact that this appeal is granted without a stay of execution would imply the AFIP’s right to judicially demand the immediate availability of the funds to continue with the Company’s defense.

(iii)       Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022):

Furthermore, on February 29, 2024 proof that the Company is unable to comply with the “Pay First” requirement was filed in the court record, in the same way as in the court record mentioned in (i).

Without prejudice to the immediacy of the appeal filed to the CSJN against the denial to admit the extraordinary appeal, which would be granted without a stay of execution and, therefore, the conditions to enforce payment of the debt in question in this specific process mentioned in (ii) above would exist; the merits of the case have not yet been dealt with in this Courtroom and, according to the Company’s understanding and based on the opinion of its legal advisors, the Company’s Management believes there exist solid arguments to defend the inclusion of the Company under section 1 of Law 22,016, as it was in effect until the issuance of Executive Order No. 814/2001.

Notwithstanding that which has been described above, different alternatives are continuously assessed by the Company in order to defend itself against the tax claims optimizing its tax burden, such as adhering to payment facilitation plans or plans for the regularization of payment obligations that could be in effect when a decision is taken by the Management.

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this court record.

16

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 8 |	Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	03.31.24		03.31.23
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	3,473	160,244	3,856	162,135
Medium demand segment: Commercial and industrial (T2)	411	37,946	431	27,885
Large demand segment (T3)	932	66,156	989	68,437
Other: (Shantytowns/Wheeling system)	1,165	10,762	1,212	10,984
Subtotal - Sales of electricity	5,981	275,108	6,488	269,441

Other services
Right of use of poles		908		1,253
Connection and reconnection charges		141		77
Subtotal - Other services		1,049		1,330

Total - Revenue		276,157		270,771

	03.31.24		03.31.23
	GWh	$	GWh	$

Energy purchases (1)	7,004	(160,419)	7,726	(195,559)

(1)	As of March 31, 2024 and 2023, the cost of energy purchases includes technical and non-technical energy losses for 1,023 GWh and 1,238 GWh, respectively.

18

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 9 |	Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	27,795	3,690	8,688	40,173
Pension plans	2,655	353	830	3,838
Communications expenses	949	669	-	1,618
Allowance for the impairment of trade and other receivables	-	442	-	442
Supplies consumption	6,146	-	643	6,789
Leases and insurance	181	3	504	688
Security service	1,473	115	137	1,725
Fees and remuneration for services	10,127	5,754	9,354	25,235
Public relations and marketing	-	1,816	-	1,816
Advertising and sponsorship	-	936	-	936
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	19,647	2,928	2,402	24,977
Depreciation of right-of-use asset	162	325	1,136	1,623
Directors and Supervisory Committee members’ fees	-	-	161	161
ENRE penalties	4,535	21,575	-	26,110
Taxes and charges	-	2,568	141	2,709
Other	3	1	69	73
At 03.31.24	73,673	41,175	24,066	138,914

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2024 for $ 5,959.

Expenses by nature at 03.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	25,001	3,355	7,531	35,887
Pension plans	2,460	330	741	3,531
Communications expenses	626	1,012	4	1,642
Allowance for the impairment of trade and other receivables	-	2,789	-	2,789
Supplies consumption	4,908	-	540	5,448
Leases and insurance	-	1	1,152	1,153
Security service	1,113	99	631	1,843
Fees and remuneration for services	13,955	6,588	8,739	29,282
Public relations and marketing	-	2,463	-	2,463
Advertising and sponsorship	-	1,269	-	1,269
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	18,579	2,770	2,272	23,621
Depreciation of right-of-use asset	104	207	726	1,037
Directors and Supervisory Committee members’ fees	-	-	105	105
ENRE penalties	2,922	5,505	-	8,427
Taxes and charges	-	3,472	199	3,671
Other	3	1	74	78
At 03.31.23	69,671	29,861	22,716	122,248

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2023 for $ 5,254.

19

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 10 |	Other operating income (expense), net

	Note	03.31.24	03.31.23
Other operating income
Income from customer surcharges		4,224	3,885
Commissions on municipal taxes collection		463	839
Fines to suppliers		156	127
Services provided to third parties		433	934
Income from non-reimbursable customer contributions		60	46
Expense recovery		24	-
Framework agreement	2.c	-	2,346
Other		73	85
Total other operating income		5,433	8,262

Other operating expense
Gratifications for services		(343)	(483)
Cost for services provided to third parties		(373)	(941)
Severance paid		(31)	(99)
Debit and Credit Tax		(1,539)	(2,374)
Provision for contingencies	28	(1,940)	(1,891)
Disposals of property, plant and equipment		(176)	(63)
Other		(59)	(112)
Total other operating expense		(4,461)	(5,963)

Note 11 |	Net finance costs

	03.31.24	03.31.23
Financial income
Financial interest	115	5

Financial costs
Commercial interest	(77,686)	(131,902)
Interest and other	(35,540)	(14,809)
Fiscal interest	(11)	(8)
Bank fees and expenses	(352)	(1)
Total financial costs	(113,589)	(146,720)

Other financial results
Changes in fair value of financial assets and financial liabilities	(91,795)	17,820
Loss on integration in kind of Corporate Notes	(975)	-
Exchange differences	(2,434)	(527)
Adjustment to present value of receivables	(1,160)	(368)
Other financial costs (*)	(4,212)	(5,287)
Total other financial results	(100,576)	11,638
Total net financial costs	(214,050)	(135,077)

(*) As of March 31, 2024 and 2023, $ 4,212 and $ 5,287, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

20

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 12 |	Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2024 and 2023, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincides with the diluted earnings (loss) per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.24	03.31.23
Income (Loss) for the period attributable to the owners of the Company	50,867	(38,639)
Weighted average number of common shares outstanding	875	875
Basic and diluted income (loss) per share – in pesos	58.13	(44.16)

21

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 13 |	Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	55,595	500,669	1,257,161	557,679	177,622	493,341	9,113	3,051,180
Accumulated depreciation	(15,893)	(200,150)	(558,116)	(254,033)	(92,864)	-	-	(1,121,056)
Net amount	39,702	300,519	699,045	303,646	84,758	493,341	9,113	1,930,124

Additions	181	-	100	1,967	662	46,178	-	49,088
Disposals	-	-	(69)	(106)	(61)	-	-	(236)
Transfers	390	923	5,356	3,702	(4,907)	(8,863)	3,399	-
Depreciation for the period	(379)	(4,701)	(10,878)	(5,736)	(3,283)	-	-	(24,977)
Net amount 03.31.24	39,894	296,741	693,554	303,473	77,169	530,656	12,512	1,953,999

At 03.31.24
Cost	56,166	501,594	1,261,591	563,187	173,198	530,656	12,512	3,098,904
Accumulated depreciation	(16,272)	(204,853)	(568,037)	(259,714)	(96,029)	-	-	(1,144,905)
Net amount	39,894	296,741	693,554	303,473	77,169	530,656	12,512	1,953,999

•	During the period ended March 31, 2024, the Company capitalized as direct own costs $ 5,959.

22

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	52,429	490,712	1,218,694	536,210	139,079	424,126	5,686	2,866,936
Accumulated depreciation	(11,927)	(178,751)	(503,869)	(227,650)	(75,243)	-	-	(997,440)
Net amount	40,502	311,961	714,825	308,560	63,836	424,126	5,686	1,869,496

Additions	48	1	76	3,526	283	34,801	-	38,735
Disposals	(66)	-	(217)	(66)	-	-	-	(349)
Transfers	1,098	1,222	14,739	5,872	485	(23,874)	458	-
Depreciation for the period	(520)	(4,457)	(10,290)	(5,329)	(3,025)	-	-	(23,621)
Net amount 03.31.23	41,062	308,727	719,133	312,563	61,579	435,053	6,144	1,884,261

At 03.31.23
Cost	53,493	491,934	1,232,710	545,500	139,852	435,053	6,144	2,904,686
Accumulated depreciation	(12,431)	(183,207)	(513,577)	(232,937)	(78,273)	-	-	(1,020,425)
Net amount	41,062	308,727	719,133	312,563	61,579	435,053	6,144	1,884,261

•	During the period ended March 31, 2023, the Company capitalized as direct own costs $ 5,254.

23

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 14 |	Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.24	12.31.23
Right of uses asset by leases	6,249	5,367

The development of right-of-use assets is as follows:

	03.31.24	03.31.24
Balance at beginning of the year	5,367	3,340
Additions	2,505	714
Depreciation for the period	(1,623)	(1,037)
Balance at end of the period	6,249	3,017

Note 15 |	Inventories

	03.31.24	12.31.23

Supplies and spare-parts	76,248	60,368
Advance to suppliers	-	1
Total inventories	76,248	60,369

Note 16 |	Other receivables

	Note	03.31.24	12.31.23
Non-current:
Related parties	29.c	3	4

Current:
Framework agreement (1)	2.c	92	419
Assigned assets and in custody (2)		21,840	30,939
Judicial deposits		416	567
Security deposits		392	555
Prepaid expenses		743	1,360
Advances to suppliers		3,704	2,082
Tax credits		22,672	13,276
Debtors for complementary activities		3,460	2,489
Other		18	23
Allowance for the impairment of other receivables		(106)	(89)
Total current		53,231	51,621

(1)	As of March 31, 2024 and December 31, 2023, $ 92 and $ 419 relate to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022, respectively.
(2)	As of March 31, 2024 and December 31, 2023, relate to Securities issued by private companies for NV 19,610,291 assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

24

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.24	03.31.23
Balance at beginning of the year	89	206
Increase	63	47
Result from exposure to inflation	(46)	(47)
Balance at end of the period	106	206

Note 17 |	Trade receivables

	03.31.24	12.31.23
Current:
Sales of electricity – Billed	85,606	53,926
Receivables in litigation	173	157
Allowance for the impairment of trade receivables	(6,410)	(9,463)
Subtotal	79,369	44,620

Sales of electricity – Unbilled	123,305	51,876
PBA & CABA government credit	2,548	4,476
Fee payable for the expansion of the transportation and others	2	3
Total current	205,224	100,975

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.24	03.31.23
Balance at beginning of the year	9,463	21,880
Increase	379	2,742
Decrease	(108)	(2,149)
Result from exposure to inflation	(3,324)	(3,949)
Balance at end of the period	6,410	18,524

Note 18 |	Financial assets at fair value through profit or loss

	03.31.24	12.31.23

Negotiable instruments	3,029	891
Mutual funds	141,281	124,390
Total Financial assets at fair value through profit or loss	144,310	125,281

Note 19 |	Cash and cash equivalents

	03.31.24	12.31.23	03.31.23
Cash and banks	3,110	2,119	4,123
Mutual funds	22,097	11,721	23,288
Total cash and cash equivalents	25,207	13,840	27,411

25

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 20 |	Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2022	528,616	7,086	535,702

Payment of Other reserve constitution - Share-based compensation plan	-	64	64
Balance at December 31, 2023 and at March 31, 2024	528,616	7,150	535,766

As of March 31, 2024, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 16, 2024, 79,472 treasury shares were awarded, as part of the implementation of the Share-based Compensation Plan, to certain employees, beneficiaries of that plan. At the date of issuance of these condensed interim financial statements, treasury shares amounted to 30,772,779, with no share-based incentive plan being currently in effect.

Note 21 |	Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note 22 |	Trade payables

		03.31.24	12.31.23
Non-current
Customer guarantees		1,470	1,873
Customer contributions		373	549
Total non-current		1,843	2,422

Current
Payables for purchase of electricity - CAMMESA (1)		275,131	205,647
Provision for unbilled electricity purchases - CAMMESA		112,096	66,316
Suppliers		67,262	90,452
Related parties	29.c	3,186	946
Advance to customer		1,090	1,857
Customer contributions		37	56
Discounts to customers		35	55
Total current		458,837	365,329

(1) As of March 31, 2024 and December 31, 2023, includes $ 950 and $ 34,191 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

26

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The fair values of non-current customer contributions as of March 31, 2024 and December 31, 2023 amount to $ 43 and $ 65, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 23 |	Other payables

	Note	03.31.24	12.31.23
Non-current
Payment plan - CAMMESA	2.b	196,204	161,170
ENRE penalties and discounts (1)		80,650	78,654
Financial Lease Liability(2)		803	1,139
Total Non-current		277,657	240,963

Current
Payment plan - CAMMESA	2.b	47,866	22,630
ENRE penalties and discounts (1)		34,277	16,686
Related parties	29.c	1,266	1,871
Advances for works to be performed		13	20
Financial Lease Liability (2)		4,102	3,277
Other		-	2
Total Current		87,524	44,486

(1) As of March 31, 2024 and December 31, 2023, $ 80,164 and $ 77,918 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The fair value of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.b) as of March 31, 2024 and December 31, 2023 amount to $ 167,417 and $ 90,955 respectively. Such values were determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(2) The development of the finance lease liability is as follows:

	03.31.24	03.31.24
Balance at beginning of the year	4,416	2,351
Increase	1,982	624
Payments	(2,410)	(1,714)
Exchange difference	457	958
Interest	1,060	349
Result from exposure to inlfation	(600)	(419)
Balance at end of the period	4,905	2,149

27

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 24 |	Borrowings

	03.31.24	12.31.23
Non-current
Corporate notes (1)	127,285	67,236

Current
Corporate notes (1)	48,605	-
Interest from corporate notes	3,404	76,386
Financial loans	894	430
Total current	52,903	76,816

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for USD 657,597 and CNY 2,421,819. Annual interest rate: 16.6% and 15.5%, respectively.

The fair values of the Company’s Corporate Notes as of March 31, 2024 and December 31, 2023 amount approximately to $ 173,240 and $ 143,469 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period/year. The applicable fair value category is Level 1.

On January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple non-convertible into shares Corporate Notes for a nominal value of up to USD 750,000,000, or its equivalent in other currencies, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued the new Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

The new Class No. 3 Corporate Notes were paid-in in accordance with the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Ratio; and (ii) USD 61,605,117 relates to the Regular Integration Tranche. The exchange ratio for each USD 1.00 of nominal value of Class No. 2 Corporate Notes that the Eligible Holders thereof applied for the integration in kind of Class No. 3 Corporate Notes, received USD 1.0425 of nominal value of Class No. 3 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 (value including paid-in surplus: USD 33,028,852) have been settled, with the remaining balance in outstanding nominal value (USD 27,233,459) maturing on November 22, 2024.

The principal on the new Class No. 3 Corporate Notes will be repaid in a lump sum on November 22, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semiannually in arrears on May 22 and November 22 of each year, commencing on May 22, 2024.

With regard to the new Class No. 4 Corporate Notes, the principal thereon will be repaid in a lump sum on March 7, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 3%, payable quarterly in arrears on June 7, September 7, December 7, 2024 and March 7, 2025.

28

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

On March 27, 2024, the Company issued new Class No. 4 Additional Corporate Notes for a nominal value of $ 20,821. The issuance was above par, with the issuance total value thus amounting to $ 21,502.

As of March 31, 2024, an amount of $ 975 (USD 1,128,719) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that applied for the integration in kind of Class No. 3 Corporate Notes.

Furthermore, an amount of $ 2,236 has been disbursed as issuance expenses of the new Class No. 3 and Class No. 4 Corporate Notes.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3 and 4 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of March 31, 2024, the values of the above-mentioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Financial debt at 03/31/2024	Financial debt at 12/31/2023	Financial debt at 03/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(33,028,852)	-	27,916,148	75,589	23,869
Floating rate - Maturity 2025 (*)	4	-	-	29,229,760	29,229,760	-	26,195
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	68,033	48,027
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	95,762,688	-	81,203
Total		116,189,538	1,128,719	90,834,877	208,153,134	143,622	179,294

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2022	Exchange	Issue	Financial debt at 12/31/2023	Financial debt at 12/31/2022	Financial debt at 12/31/2023
Fixed rate - Maturity 2024	2	30,000,000	-	30,945,000	60,945,000	24,275	75,589
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	45,230	68,033
Total		85,244,538	-	30,945,000	116,189,538	69,505	143,622

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

In the first quarter of 2024, credit rating agencies S&P Ratings, Moody’s and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes. This implies an improvement in those agencies’ assessment of edenor’s ability to meet its indebtedness.

The Company’s borrowings are denominated in the following currencies:

	03.31.24	12.31.23
Argentine peso	26,195	-
US dollars	153,697	143,622
Chinese yuans	296	430
Total Borrowings	180,188	144,052

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	03.31.24	12.31.23
Fixed rate
Less than 1 year	26,708	76,816
From 1 to 2 years	127,285	67,236
Total fixed rate	153,993	144,052
Floating rate
Less than 1 year	26,195	-
Total floating rate	26,195	-

29

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 25 |	Salaries and social security taxes payable

	03.31.24	12.31.23
Non-current
Seniority-based bonus	3,887	3,713

Current
Salaries payable and provisions	15,147	35,442
Social security payable	11,316	4,530
Early retirements payable	273	414
Total current	26,736	40,386

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note 26 |	Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	03.31.24	03.31.23
Deferred tax	65,627	(15,856)
Income tax benefit (expense)	65,627	(15,856)

The detail of the income tax benefit (expense) for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	03.31.24	12.31.23
Deferred tax assets
Tax loss carry forward (1)	67,090	40,150
Trade receivables and other receivables	2,506	3,690
Trade payables and other payables	17,615	10,594
Salaries and social security payable and Benefit plans	4,459	4,088
Tax liabilities	340	158
Provisions	4,926	6,807
Deferred tax asset	96,936	65,487

Deferred tax liabilities
Property, plants and equipments	(654,107)	(621,383)
Financial assets at fair value through profit or loss	(19,904)	(26,142)
Borrowings	(796)	(20)
Adjustment effect on tax inflation	(82,305)	(143,745)
Deferred tax liability	(757,112)	(791,290)

Net deferred tax liability	(660,176)	(725,803)

(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

Tax loss - Year of origin	Nominal value	Year of prescription
2022	45,419	2027
2023	30,239	2028
2024	116,028	2029
	191,686

30

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

As of March 31, 2024 and December 31, 2023, the accumulated tax losses do not exceed their recoverable value.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting loss before taxes, is as follows:

	03.31.24	03.31.23
Loss for the period before taxes	(14,760)	(22,783)
Applicable tax rate	35%	35%
Result for the period at the tax rate	5,166	7,974
Gain on net monetary position	81,338	23,692
Adjustment effect on tax inflation	(20,882)	(47,111)
Non-taxable income	5	(411)
Income tax benefit (expense)	65,627	(15,856)

Note 27 |	Tax liabilities

	03.31.24	12.31.23
Non-current
Current
Provincial, municipal and federal contributions and taxes	2,687	2,695
Tax withholdings	3,886	2,903
SUSS withholdings	228	226
Municipal taxes	1,015	1,209
Total current	7,816	7,033

Note 28 |	Provisions

Included in non-current liabilities
	For contingencies
	03.31.24	03.31.23
Balance at the beggining of the year	14,951	13,970
Increases	1,148	822
Result from exposure to inflation for the period	(5,156)	(4,744)
Balance at the end of the period	10,943	10,048

Included in current liabilities

	For contingencies
	03.31.24	03.31.23
Balance at the beggining of the year	4,350	7,086
Increases	792	1,069
Decreases	(610)	(368)
Result from exposure to inflation for the period	(1,498)	(1,284)
Balance at the end of the period	3,034	6,503

31

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note 29 |	Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	03.31.24	03.31.23

EDELCOS	Technical advisory services on financial matters	(4,212)	(5,287)
SACME	Operation and oversight of the electric power transmission system	(457)	(485)
Andina PLC	Financial interest	(14)	(43)
Estudio Cuneo Libarona Abogados	Legal fees	-	(4)
Grieco Maria Teresa	Legal fees	(1)	-
		(4,684)	(5,819)

b.	Key Management personnel’s remuneration

	03.31.24	03.31.23

Salaries	3,908	3,592

The balances with related parties are as follow:

c.	Receivables and payables

	03.31.24	12.31.23
Other receivables - Non current
SACME	3	4

Trade payables
EDELCOS	(3,186)	(946)
Other payables
Andina PLC	(1,222)	(1,712)
SACME	(44)	(159)
	(1,266)	(1,871)

Note 30 |	Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2023.
-	To allocate the $ 48,371 profit for the year ended December 31, 2023 (which at the purchasing power of the currency at March 31, 2024 amounts to $ 73,341) to the absorption of the accumulated deficit of the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.
-	To extend for a period of five years the term of the Simple Corporate Notes Program for up to USD 750,000,000 and to delegate powers to the Board of Directors.
-	To extend the term for the holding of the Company’s treasury shares.
-	To amend section 4 of the Bylaws, subject to its approval by the ENRE.

32

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

On May 9, 2024, by means of Resolution No. 271/2024, the ENRE approved the amendment to the Bylaws decided by the Shareholders’ Meeting. The amendment is pending registration with the IGJ.

Note 31 |	Events after the reporting period

The following are the events that occurred subsequent to March 31, 2024:

-	Payment in shares under the Share-Based Compensation Plan, Note 20.
-	The Company’s Ordinary and Extraordinary Shareholders’ Meeting, Note 30.
-	Composition of the new Audit Committee and distribution of the Company Board of Directors’ positions, as resolved in the Board of Directors’ meeting of April 25, 2024.
-	Tax claim for income tax, undocumented outflows and VAT, Note 7.
-	Debt for energy purchased from the MEM – SE Resolution No. 58/2024, Note 2.b.
-	Approval of the Program for the Electricity Distribution Rate Review – ENRE Resolution No. 270/2024, Note 2.a.
-	Approval of amendment to the Bylaws – ENRE Resolution No. 271/2024, Note 30.

NEIL BLEASDALE
Chairman

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2024